Exhibit (a)(vi)

Dear Employee:

This e-mail is to inform you the Company has accepted your stock option exchange elections. Any options you elected to exchange were cancelled on June 4, 2003. You can verify this information by checking your OptionsLink account at the following URL: www.optionslink.com

Replacement Options will be granted between December 5, 2003 and January 5, 2004.

If you have any questions regarding this e-mail, please do not hesitate to contact me.

Angela Loeffler

Sr Compensation Analyst

650-480-4532 650-480-2700 fax

angela.loeffler@openwave.com